Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2020 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s auditor.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2020 were approved by the Board of Directors and signed on its behalf on August 13, 2020.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

		For the 3 months ended June 30		For the 6 months ended June 30
Unaudited	Note	2020	2019	2020	2019

Revenue		22,913	16,520	46,515	32,440
Less: Royalties		(1,146)	(864)	(2,328)	(1,683)
Production costs	6	(11,451)	(7,571)	(22,138)	(17,340)
Depreciation		(1,141)	(1,052)	(2,314)	(2,100)
Gross profit		9,175	7,033	19,735	11,317
Other income	7	2,791	749	4,709	2,038
Other expenses	8	(1,314)	(220)	(1,522)	(309)
Administrative expenses	9	(1,275)	(1,309)	(2,822)	(2,705)
Cash-settled share-based expense	10	(762)	(9)	(946)	(370)
Net foreign exchange gain	11	1,486	21,645	3,709	24,925
Profit on sale of subsidiary		-	-	-	5,409
Fair value losses on derivative assets	15	(113)	(194)	(148)	(324)
Operating profit		9,988	27,695	22,715	39,981
Finance income		18	44	32	50
Finance cost		(147)	(16)	(299)	(70)
Profit before tax		9,859	27,723	22,448	39,961
Tax expense		(3,507)	223	(6,417)	(1,296)
Profit for the period		6,352	27,946	16,031	38,665
Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		293	144	(1,058)	-
Reclassification of accumulated exchange differences on the sale of subsidiary		-	-	-	(2,109)
Total comprehensive income for the period		6,645	28,090	14,973	36,556
Profit attributable to:
Owners of the Company		5,134	23,303	13,374	32,621
Non-controlling interests		1,218	4,643	2,657	6,044
Profit for the period		6,352	27,946	16,031	38,665
Total comprehensive income attributable to:
Owners of the Company		5,427	23,447	12,316	30,512
Non-controlling interests		1,218	4,643	2,657	6,044
Total comprehensive income for the period		6,645	28,090	14,973	36,556

Earnings per share
Basic earnings per share ($)		0.43	2.11	1.14	2.99
Diluted earnings per share ($)		0.43	2.11	1.14	2.99

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		June 30,	December 31,
As at	Note	2020	2019
Assets
Property, plant and equipment	12	119,410	113,651
Deferred tax asset		96	63
Total non-current assets		119,506	113,714

Inventories	13	12,010	11,092
Prepayments		2,915	2,350
Trade and other receivables	14	7,170	6,912
Derivative financial assets	15	1,112	102
Cash and cash equivalents		11,639	9,383
Total current assets		34,846	29,839
Total assets		154,352	143,553

Equity and liabilities
Share capital		62,158	56,065
Reserves		137,425	140,730
Retained loss		(76,687)	(88,380)
Equity attributable to shareholders		122,896	108,415
Non-controlling interests		15,059	16,302
Total equity		137,955	124,717

Liabilities
Provisions		3,384	3,346
Deferred tax liability		1,457	3,129
Term loan facility – long term portion		263	1,942
Cash-settled share-based payments – long term portion		1,384	540
Total non-current liabilities		6,488	8,957

Term loan facility – short term portion		458	529
Cash-settled share-based payments – short term portion		73	-
Income tax payable		1,267	163
Trade and other payables		8,111	8,697
Overdraft		-	490
Total current liabilities		9,909	9,879
Total liabilities		16,397	18,836
Total equity and liabilities		154,352	143,553

The accompanying notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited

	Notes	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity-settled share-based Payment Reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2018		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends paid		-	-	-	-	(1,478)	(1,478)	(142)	(1,620)
Shares issued – share based payment	10(a)	963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the period		-	-	-	-	32,621	32,621	6,044	38,665
Other comprehensive income for the period		-	(2,109)	-	-	-	(2,109)	-	(2,109)
Balance at June 30, 2019		56,065	(8,670)	132,591	16,760	(96,286)	100,460	14,247	114,707

Balance at December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividend paid		-	-	-	-	(1,681)	(1,681)	(300)	(1,981)
Shares issued – share-based payment	10(a)	216	-	-	-	-	216	-	216
Shares issued – option exercises		30	-	-	-	-	30	-	30
Blanket shares repurchased by shares issued	5	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the period		-	-	-	-	13,374	13,374	2,657	16,031
Other comprehensive income for the period		-	(1,058)	-	-	-	(1,058)	-	(1,058)
Balance at June 30, 2020		62,158	(9,679)	132,591	14,513	(76,687)	122,896	15,059	137,955

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(In thousands of United States dollars, unless indicated otherwise)

Unaudited

		For the 3 months ended June 30		For the 6 months ended June 30
	Note	2020	2019	2020	2019

Cash generated by operations	16	5,413	2,484	16,371	9,117
Net interest paid		(123)	16	(263)	(96)
Tax paid		(1,315)	(362)	(2,034)	(608)
Net cash from operating activities		3,975	2,138	14,074	8,413

Cash flows from investing activities
Acquisition of property, plant and equipment		(3,228)	(4,186)	(7,921)	(9,326)
Purchase of derivate financial asset		(1,058)	-	(1,058)	-
Proceeds on disposal of subsidiary		-	-	900	1,000
Net cash used in investing activities		(4,286)	(4,186)	(8,079)	(8,326)

Cash flows from financing activities
Dividends paid		(1,012)	(882)	(1,981)	(1,620)
Payment of lease liabilities		(32)	-	(57)	-
Proceeds from share option exercises		30	-	30	-
Net cash used in financing activities		(1,014)	(882)	(2,008)	(1,620)

Net (decrease)/ increase in cash and cash equivalents		(1,325)	(2,930)	3,987	(1,533)
Effect of exchange rate fluctuations on cash held		(861)	1,063	(1,241)	(1,779)
Net cash and cash equivalents at beginning of period		13,825	9,742	8,893	11,187
Net cash and cash equivalents at end of period		11,639	7,875	11,639	7,875

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the 6 months ended June 30, 2020 comprise the Company and its subsidiaries (the “Group”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2       Basis for preparation

i)                    Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2019

ii)                  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

•	derivative financial assets measured at fair value.

iii)                Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$” or “US Dollar” or “USD”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to the RTGS$ currency and the effect thereof on the statement of profit or loss and other comprehensive income.

3       Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

4       Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2019. In addition, the accounting policies have been applied consistently by the Group entities.

5       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro whereby the NCI reduced to 13.2% (see below).

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At June 30, 2020 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 21, 2020 all substantive conditions to the transaction were satisfied and the Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	June 30, 2020	Dec 31, 2019
NIEEF	16%	3.2%	12.8%	11,849	11,877
Fremiro	-&	-&	-&	-&	11,458
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,573	7,639
	36%	13.2%	12.8%	19,422	30,974

The balance on the facilitation loans is reconciled as follows:

	2020	2019

Balance at January 1,	30,974	30,986
Cancellation of Fremiro loan	(11,458)	-
Dividends used to repay loans	(793)	(540)
Interest accrued	699	536
Balance at June 30,	19,422	30,982

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

& After Fremiro purchase agreement.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividend loans and balances

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrue on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2020	2019

Balance at January 1,	1,632	2,053
Dividends used to repay advance dividends	(336)	(175)
Interest accrued	53	37
Balance at June 30,	1,349	1,915

6        Production costs

	2020	2019

Salaries and wages	8,849	7,727
Consumable materials	7,589	5,466
Electricity costs	3,959	2,715
Site restoration	-	10
Safety	368	399
Cash-settled share-based expense (note 10(a))	191	70
On mine administration	1,010	797
Pre-feasibility exploration costs	172	156
	22,138	17,340

7         Other income

	2020	2019

Government grant – Gold sale export incentive	4,695	866
Government grant – Gold Support price	-	1,064
Other	14	108
	4,709	2,038

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

7         Other income (continued)

Government grant – Gold sale export incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity Printers and Refiners Limited (“Fidelity”). The below table indicates when the ECI was applicable and the percentages applied, as announced by government:

ECI applicable periods	Percentage
May 1, 2016 – January 1, 2018	3.5%
January 1, 2018 – February 1, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean government were included in other income when determined receivable and receipts were received in Blanket Mine’s RTGS$ account. ECI fell away after June 26, 2020.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019, the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. No gold support price was received as the LBMA gold price for the last 6 months was over and above $1,368.58 per ounce.

8         Other expenses

	2020	2019

Intermediated Money Transaction Tax	213	165
Solar expenses	202	-
COVID-19 Donations	1,048	-
Impairment of property, plant and equipment	59	144
	1,522	309

Blanket Mine donated funds towards the Zimbabwean Ministry of Mines and Development in helping to combat the spread of COVID-19 and the impacts thereof.

9         Administrative expenses

	2020	2019

Investor relations	174	255
Audit fee	124	118
Advisory services fee	272	195
Listing fees	190	170
Directors fees company	140	112
Directors fees Blanket	20	8
Employee costs	1,588	1,383
Other office administration costs	229	309
Travel costs	85	138
Eersteling Gold Mine administration costs	-	17
	2,822	2,705

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

10       Cash-settled share-based payments

The Group has expensed the following cash-settled share-based payment arrangements for the 6 months ended June 30:

	Note	2020	2019

Restricted Share Units and Performance Units	10(a)	927	344
Caledonia Mining South Africa employee incentive scheme	10(b)	19	26
		946	370

(a)         Restricted Share Units and Performance Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PUs were granted and approved by the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

PUs have a performance condition based on gold production and a performance period of three years. The number of PUs that vest will be the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada rate immediately preceding the dividend payment. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unit holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2019: 93%-100%) average performance multiplier was used in calculating the estimated liability. The liability as at June 30, 2020 amounted to $1,426 (December 31, 2019: $524). Included in the liability as at June 30, 2020 is an amount of $191 (June 30, 2019: $70) that was expensed and classified as production costs; refer note 6. During the year PUs and RSUs to the value of $216 vested and were issued as share capital.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

10         Cash-settled share-based payments (continued)

(a)         Restricted Share units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	June 30, 2020		December 31, 2019
	RSUs	PUs	RSUs	PUs

Fair value (USD)	$17.32	$17.32	$5.85	$5.49-5.79
Share price (USD)	$17.32	$16.98	$5.85	$5.85
Performance multiplier percentage	-	93-100%	-	93-100%

Share units granted:

	RSUs	PUs	RSUs	PUs

Grant – January 11, 2016	-	-	60,645	242,579
Grant- March 23, 2016	-	-	10,965	43,871
Grant – June 8, 2016	-	-	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 19, 2019	-	124,027	-	124,027
Grant - June 8, 2019	-	14,672	-	14,672
Grant - January 11, 2020	17,585	107,640	-	-
Grant - January 19, 2020	-	13,692	-	-
Grant - March 31, 2020	-	1,971
Grant – June 1, 2020	-	1,740
RSU dividends reinvested	869	-	11,316	-
Settlements	(5,052)	(17,774)	(87,434)	(306,920)
Total awards	17,845	263,742	5,052	156,473

(b)         Caledonia Mining South Africa employee incentive scheme

From 2017 Caledonia Mining South Africa Proprietary Limited granted 52,282 awards to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30, each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £7.44 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $31 (December 31, 2019: $16) and the expense amounted to $19 (June 30, 2019: $26) for the 6 months ended June 30, 2020. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the 6 months ended June 30, 2020.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

10         Cash-settled share-based payments (continued)

(b)         Caledonia Mining South Africa employee incentive scheme (continued)

	June 30, 2020	December 31, 2019
	Awards
Grant – July 2017 (3 year term)	-	37,330
Grant – August 2018 (3 year term)	5,918	5,918
Grant – August 2019 (3 year term)	9,034	9,034
Awards paid out	(7,655)	(44,985)
Total awards outstanding	7,297	7,297

Estimated awards expected to vest	100%	100%

11         Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 57.3582 RTGS$ to 1 US Dollar as at June 30, 2020 (December 2019: 16.77 RTG$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2020	2019

Unrealised foreign exchange gain	5,201	25,447
Realised foreign exchange loss	(1,492)	(522)
Net foreign exchange gain	3,709	24,925

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

12       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2019	10,339	74,509	6,967	32,675	923	2,402	127,815
Initial recognition of right of use assets	409	-	-	-	-	-	409
Additions*	267	19,020	172	897	88	151	20,595
Impairments	-	-	-	(144)	-	-	(144)
Disposals	(212)	-	-	-	-	(16)	(228)
Reallocations between asset classes	25	(2,989)	-	2,964	-	-	-
Foreign exchange movement	5	2	-	3	7	1	18
Balance at December 31, 2019	10,833	90,542	7,139	36,395	1,018	2,538	148,465
Additions*	-	6,633	62	1,314	46	133	8,188
Impairments	-	-	-	(59)	-	-	(59)
Reallocations between asset classes	556	(687)	-	131	-	-	-
Foreign exchange movement	(37)	-	-	(28)	(59)	(7)	(131)
Balance at June 30, 2020	11,352	96,488	7,201	37,753	1,005	2,664	156,463

* Included in additions is an amount of $6,476 (December 31, 2019: $20,093) relating to capital work in progress (“CWIP”) and contains $26 (December 31, 2019: $165) of borrowing costs capitalised from the term loan. As at period end $83,323 of CWIP was included in the cost closing balance (December 31, 2019: $76,847).

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

12       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Accumulated depreciation and Impairment losses

Balance at January 1, 2019	4,411	5,821	-	17,357	649	2,150	30,388
Initial recognition of right of use of assets	146	-	-	-	-	-	146
Depreciation for the year	1,005	504	-	2,693	99	133	4,434
Impairments	-	-	-	-	-	-	-
Disposals	(149)	-	-	-	-	(16)	(165)
Foreign exchange movement	-	-	-	-	5	6	11
Balance at December 31, 2019	5,413	6,325	-	20,050	753	2,273	34,814
Depreciation	507	294	-	1,396	46	71	2,314
Foreign exchange movement	(21)	-	-	-	(52)	(2)	(75)
Balance at June 30, 2020	5,899	6,619	-	21,446	747	2,342	37,053
Carrying amounts
At December 31, 2019	5,420	84,217	7,139	16,345	265	265	113,651
At June 30, 2020	5,453	89,869	7,201	16,307	258	322	119,410

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

13         Inventories

	December 31,
	2020	2019

Consumable stores	12,010	10,716
Gold in progress	-	376
	12,010	11,092

14       Trade and other receivables

	December 31,
	2020	2019

Bullion sales receivable	4,027	2,987
VAT receivables	1,169	1,765
Deferred consideration on the disposal of subsidiary	1,099	1,991
Deposits for stores and equipment and other receivables	875	169
	7,170	6,912

The net carrying value of trade receivables is considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen. The Bullion sales receivable was received after the quarter end.

15       Derivative financial assets

		December 31,
	2020	2019

Derivatives not designated as hedging instrument:
Gold exchange traded fund (Gold ETF)	1,112	-
Gold Hedge	-	102
	1,112	102

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short term Rands on hand at the South Africa subsidiary. The Gold ETF’s value tracks the US spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollar. The total expense, representing the change in the Rand tracked US spot gold price, amounted to $46 (2019: $Nil) for the 6 months ended June 30, 2020. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollar on translation of the foreign subsidiary, amounted to $100 (2019:Nil).

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

15       Derivative financial asset (continued)

Gold Hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge amounted to $102 (2018: Nil).   The hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contract amounted to $102 (2019: $324) for the 6 months ended June 30, 2020.

Fair value losses on derivative assets	2020	2019

Gold ETF	46	-
Gold hedge	102	324
	148	324

16        Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2020	2019

Operating profit	22,715	39,981
Adjustments for:
Unrealised foreign exchange gains (Note11)	(5,201)	(25,447)
Cash-settled share-based expense (Note 10)	946	370
Cash-settled share-based expense included in production costs (Note 6)	191	70
Settlement of cash-settled share-based payments	-	(1,280)
Gold hedge - unrealised cash portion (Note 15)	102	324
Depreciation	2,314	2,100
Impairment of property, plant and equipment	59	144
Gold ETF - non-cash fair value losses loss (Note15)	46	-
Profit on sale of subsidiary	-	(5,409)
Site restoration	-	10
Cash generated by operations before working capital changes	21,172	10,863
Inventories	(1,292)	(302)
Prepayments	744	(529)
Trade and other receivables	(2,595)	23
Trade and other payables	(1,657)	(938)
Cash generated by operations	16,371	9,117

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

17       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries. The South Africa geographical segment comprises a gold mine, that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

For the 6 months ended June 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	46,515	7,638	(7,638)	-	46,515
Royalties	(2,328)	-	-	-	(2,328)
Production costs	(22,241)	(6,502)	6,605	-	(22,138)
Depreciation	(2,499)	(43)	248	(20)	(2,314)
Other income	4,705	4	-	-	4,709
Other expenses	(1,410)	(112)	-	-	(1,522)
Administration expenses	(68)	(873)	-	(1,881)	(2,822)
Management fee	(1,279)	1,279	-	-	-
Cash-settled share-based payment expense	-	(19)	191	(1,118)	(946)
Net foreign exchange gain	3,746	(579)	-	542	3,709
Gold hedge fair value losses	-	-	-	(102)	(102)
Gold ETF fair value losses	-	(46)		-	(46)
Net finance costs	(298)	28	-	3	(267)
Dividends (paid)/ received	(2,198)	(1,202))	-	3,400	-
Profit before tax	22,645	(427)	(594)	824	22,448
Tax expense	(5,905)	(224)	(59)	(229)	(6,417)
Profit for the period	16,740	(651)	(653)	595	16,031

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

17       Operating Segments (continued)

As at June 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts
Geographic segment assets:
Current (excluding intercompany)	22,665	6,165	(77)	6,093	34,846
Non-Current (excluding intercompany)	121,495	533	(2,746)	224	119,506
Expenditure on property, plant and equipment (Note 12)	8,655	12	(479)	-	8,188
Intercompany balances	14,962	5,214	(72,332)	52,156	-
Geographic segment liabilities:
Current (excluding intercompany)	(6,910)	(2,422)	-	(577)	(9,909)
Non-current (excluding intercompany)	(5,257)	-	152	(1,383)	(6,488)
Intercompany balances	-	(32,809)	72,332	(39,523)	-

For the 6 months ended June 30, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	32,440	6,092	(5,878)	(214)	32,440
Royalties	(1,683)	-	-	-	(1,683)
Production costs	(17,320)	(5,365)	5,345	-	(17,340)
Depreciation	(2,217)	(55)	172	-	(2,100)
Other income	2,036	2	-	-	2,038
Other expenses	(309)	-	-	-	(309)
Administration expenses	(54)	(955)	-	(1,696)	(2,705)
Management fee	(1,123)	1,123	-	-	-
Cash-settled share-based payment expense	(149)	(84)	-	(137)	(370)
Net foreign exchange gain	24,896	11	-	18	24,925
Profit on sale of subsidiary	-	-	-	5,409	5,409
Gold hedge fair value losses	-	-	-	(324)	(324)
Net finance costs	(62)	36	-	6	(20)
Profit before tax	36,455	805	(361)	3,062	39,961
Tax expense	(1,026)	(253)	23	(40)	(1,296)
Profit for the period	35,429	552	(338)	3,022	38,665

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

17       Operating Segments (continued)

As at December 31, 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,608	3,383	(139)	4,987	29,839
Non-current (excluding intercompany)	115,611	315	(2,456)	244	113,714
Expenditure on property, plant and equipment (Note 12)	21,465	47	(1,165)	248	20,595
Intercompany balances	-	8,869	(52,783)	43,914	-

Geographic segment liabilities
Current (excluding intercompany)	(9,478)	-	140	(736)	(10,074)
Non-current (excluding intercompany)	(6,784)	(1,563)	-	(415)	(8,762)
Intercompany balances	(2,441)	(32,558)	52,783	(17,784)	-

Major customer

Revenues from Fidelity amounted to $46,515 (2019: $32,440) for the 6 months ended June 30, 2020.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at August 13, 2020

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer	General Counsel, Company Secretary and Head of
Jersey, Channel Islands	Risk and Compliance
Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
N. Clark (4) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Disclosure Committee
East Molesey, United Kingdom	(6) Technical Committee
(7) Strategic Planning Committee

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at August 13, 2020

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc	22 Grenville Street
B006 Millais House	St Helier
Castle Quay	Jersey
St Helier	Channel Islands
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
1715
South Africa
Memery Crystal LLP (United Kingdom)
Zimbabwe	165 Fleet Street
Caledonia Holdings Zimbabwe (Private) Limited	London EC4A 2DY
P.O. Box CY1277	United Kingdom
Causeway, Harare
Zimbabwe
Dorsey & Whitney LLP (US)
Capitalisation (August 13, 2020)	TD Canada Trust Tower
Authorised: Unlimited	Brookfield Place
Shares, Warrants and Options Issued:	161 Bay Street
Shares: 11,820,931	Suite 4310
Options: 33,000	Toronto, Ontario
M5J 2S1 Canada
SHARE TRADING SYMBOLS
NYSE American - Symbol “CMCL”	AUDITORS
AIM - Symbol “CMCL”	BDO South Africa Incorporated
Wanderers Office Park
BANKERS	52 Corlett Drive
Barclays	Illovo 2196
13 Library Place	South Africa
St Helier, Jersey	Tel: +27(0)105907200

REGISTRAR & TRANSFER AGENT
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